September 3, 2015

Mr. W. John Cash
Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, DC 20549-4631

Re:	Steelcase Inc.
Form 10-K for the Fiscal Year ended February 27, 2015
Filed April 16, 2015
File No. 1-13873

Dear Mr. Cash:

On behalf of Steelcase Inc. (“we”, “us”, or “our”), we have prepared responses to the comments and questions included in your August 27, 2015 letter related to the Steelcase Inc. Form 10-K for the fiscal year ended February 27, 2015. For reference purposes, the text of the Staff’s comments has been reproduced herein in italicized text, followed by our responses.

SEC Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations 2015 compared to 2014, page 18

1.
We note that you include quantified disclosures of your results of operations on a GAAP basis for net income, operating income and revenue; however, your discussion and analysis for these items does not provide insight into the drivers that impacted your GAAP results. We also note that your disclosures discuss year-to-year performance on a non-GAAP basis for metrics including “adjusted operating income”, “adjusted operating income”, and “organic revenue growth.” Please revise future annual and quarterly filings to include a discussion and analysis of your GAAP results in addition to your non-GAAP results. Please also revise future annual and quarterly filings to quantify the impact of changes in price and volume on revenue and to quantify the factors you identified that impacted cost of sales.

Steelcase Response

In future filings, we will expand our discussion and analysis of our results for net income, operating income and revenue to include further analysis regarding the drivers that impacted our GAAP results. In addition, in future filings, we will expand our analysis of changes in price and volume on revenue and the factors impacting cost of sales to include additional quantification of the material qualitative factors impacting our results of consolidated and segmental operations, to the extent known or reasonably available.

In our MD&A disclosures, we include specific quantification of the material factors impacting our revenues and cost of sales when the information is reasonably available and precise (e.g. impacts of currency translation, acquisitions or divestitures, an extra accounting week, restructuring items, etc.). Quantifying the precise impact of certain broad factors such as volume, price yield, business mix, benefits associated with operational efficiencies and restructuring initiatives can be difficult due to the broad assumptions which are often required or the challenge of isolating impacts. However, where appropriate, in future filings we will expand quantification of the material factors that contribute to changes in our revenue and cost of sales when specific amounts can be reasonably determined.

* * * * *

In connection with our responses set forth in this letter, we hereby acknowledge and are providing confirmation that:

•	Steelcase Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Steelcase Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had the opportunity to review this response, please do not hesitate to contact Mark T. Mossing, Corporate Controller and Chief Accounting Officer, or me, at (616) 247-2710 with any questions or further comments you may have.

Sincerely,

/s/ David C. Sylvester
David C. Sylvester
Senior Vice President, Chief Financial Officer
Steelcase Inc

cc:	Kevin Stertzel
Anne McConnell